09040459

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SETON SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Union Avenue
(No. and Street)

Union Beach	New Jersey	07735
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mayer — (732) 936-9164
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
APR 13 2009
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 5/28

OATH OR AFFIRMATION

I, **Charles Mayer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SETON SECURITIES GROUP, INC.**, as of **December 31**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SETON SECURITIES GROUP, INC.

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

SETON SECURITIES GROUP, INC.

DECEMBER 31, 2008

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Seton Securities Group, Inc.

We have audited the accompanying statement of financial condition of Seton Securities Group, Inc., as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seton Securities Group, Inc., as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
April 9, 2009

SETON SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	32,277
Clearing deposits at broker		211,587
Due from clearing broker		1,331,252
Commissions receivable		159,528
Securities owned, at market (Note 3)		1,065,619
Receivable from affiliate		84,196
Other receivable		6,011
Fixed assets, net of accumulated depreciation of $67,404		96,910
Deposits receivable		7,578
Prepaid expenses		45,965
TOTAL ASSETS	$	3,040,923
LIABILITIES AND STOCKHOLDER'S EQUITY		
Securities sold, not yet purchased, at market (Note 3)	$	28,886
Accrued expenses and accounts payable		439,626
Due to clearing broker		1,026,013
Capital lease payable (Note 7)		5,611
Total Liabilities		1,500,136
Commitments and contingent liabilities (Note 7)		-
Stockholder's equity		
Common stock, without par value, 100 shares, issued and outstanding 100 shares		1,500
Paid-in-capital		2,255,235
Deficit		(715,948)
Total Stockholder's Equity		1,540,787
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,040,923

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Seton Securities Group, Inc. (the "Company") was incorporated in the State of New York in 1986 as Waxman Securities, Inc. During 2004 the Company changed its name to Seton Securities Group, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer. The Company also makes markets in numerous securities and trades for its own accounts.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on an accelerated basis for both financial reporting purposes and income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction cost. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

NOTE 3- FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2008.

	Fair Value	Fair Value Hierarchy
Assets		
Marketable securities	$ 1,065,619	Level 1
Liabilities		
Marketable securities sold short	$ 28,886	Level 1

NOTE 4- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax benefit/provision for the year ended December 31, 2008 consists of the following:

	Current	Deferred	Total
Federal	$ (3,000)	$ 3,000	$ -
State and local	(1,000)	1,000	-
	$ (4,000)	$ 4,000	$ -

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$ (38,000)
The effect of:	
Nondeductible expenses	33,000
State taxes, net of U.S. federal income tax effects	(2,000)
Net operating loss	7,000
Income tax expense	$ -

NOTE 5- NET CAPITAL REQUIREMENTS:

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities and Exchange Commission Uniform net capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was $1,130,775 which was $130,775 in excess of its required net capital of $1,000,000. See Note 12- Subsequent Events.

NOTE 6- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 211,587	$ -
Commissions receivable	159,528	-
Receivable from clearing broker	1,331,252	-
Payable to clearing broker	-	1,026,013
	$ 1,702,367	$ 1,026,013

NOTE 7- COMMITMENTS

The Company rents premises from a related party on a month to month basis. During 2008 the Company paid $116,675 in rent expense.

Minimum future lease payments under capital leases as of December 31, 2008 are as follows:

Year ending December 31,	
2009	$ 5,611

NOTE 8- EMPLOYEE BENEFIT PLANS

Effective January 1, 2004, the Company adopted the Seton Securities Group, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the lesser of 12% of their salary or the maximum allowed under the Code. All employees who are at least age 21 are eligible. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. During 2008 the Company contributed $180,786 to the Plan.

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 10- GUARANTEES (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 11- RELATED PARTY TRANSACTION

The President of the Company is the managing member of the LLC that owns the building occupied by the Company. Currently, the Company does not have a lease, but paid $78,100 in rent during 2008 to the LLC.

The Company's parent owes the Company $84,196 in advances at December 31, 2008.

A company owned by the President of the Company provides the use of its facilities for entertaining the Company's clients. During 2008, the Company paid approximately $110,000 in entertainment expense to this company.

NOTE 12- SUBSEQUENT EVENTS

The Company's calculated net capital, calculated using its unaudited results for 2009, was below its minimum requirement of $1,000,000 at January 31, 2009, February 28, 2009 and March 31, 2009 by $27,297, $92,581 and $116,056, respectively.

On April 2, 2009 the Company's net capital required, based upon a reduction in its market making activities, was reduced to $577,500. As a result of this action management expects to be in full capital compliance at April 2, 2009 and thereafter.